希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5138
Direct Fax : 2907 3313
E-mail : wyung@hysan.com.hk

Our Ref : : SEC/WY/HYSAN/USSEC/L302-04jm
Your Ref :

Exemption No. 82-1617

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

6 September 2004
BY AIR MAIL

Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I furnish the document(s) listed below pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

<u>Announcement dated 3 September 2004</u>
<u>- Continuing Connected Transaction</u>
<u>Lease of Property</u>

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Wendy W. Y. Yung
Company Secretary

dw 9/17

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

(Stock Code: 00014)

CONTINUING CONNECTED TRANSACTION
LEASE OF PROPERTY

On 3 September 2004, Barrowgate Limited ("Barrowgate"), a non-wholly-owned subsidiary of Hysan Development Company Limited ("Hysan", Hysan and its subsidiaries are referred as "Hysan Group", holding 65.36% equity interest in Barrowgate) entered into a lease renewal agreement ("the Lease") with Hang Seng Bank Ltd., in respect of certain units in Lee Gardens Two.

Hang Seng Bank Ltd. is a substantial shareholder of Barrowgate, holding 24.64% equity interest. Accordingly, the lease arrangement between Barrowgate and Hang Seng Bank Ltd. constitutes a continuing connected transaction under Rule 14A.14. As each of the percentage ratios (other than the profit ratio) in respect of the Lease is on an annual basis less than 2.5%, the transaction is only subject to announcement and reporting requirements and does not require shareholders' approval under the New Listing Rules.

The particulars of the Lease are set out below:-

Date of agreement	:	3 September 2004
Parties to the agreement	:	Barrowgate as landlord Hang Seng Bank Ltd. as tenant
Premises	:	Shop units at Ground Floor and Basement, Lee Gardens Two
Term	:	2 years and 16 days commencing from 15 September 2004
Annual consideration	:	HK$9,836,256

The annual consideration includes the rent, operating charges and promotion levy but exclusive of rates, to be paid in cash in advance on a monthly basis. The maximum monthly basic rent specified in the Lease was determined on an arm's length basis based on prevailing market rates. Operating charges and promotion levy were determined in accordance with on-going Hysan rates applicable to its portfolio.

GENERAL

The Hysan Group's principal activities are property investment, management and development and has a sizeable property portfolio in Hong Kong with one of its core business in property leasing.

Hang Seng Bank Ltd. is a substantial shareholder of Barrowgate, a non-wholly-owned subsidiary of Hysan, holding 24.64% equity interest. Its principal business is the provision of banking and related financial services.

REASONS FOR THE TRANSACTION

The Lease is a renewal of existing lease (already disclosed in the Company's announcement dated 19 July 2004) and it was entered into by the Hysan Group in the ordinary course of its business of leasing and in line with Hysan Group's corporate strategy of maximizing its properties' cashflow and value.

The Directors (including Independent non-executive Directors) are of the view that the Lease and the terms therein are on normal commercial terms, are fair and reasonable and in the commercial interests of the Hysan Group, and that it was entered in the ordinary and usual course of business of Barrowgate after due negotiations and on an arm's length basis with reference to the prevailing market conditions.

REGULATORY ASPECTS

Given that each of the percentage ratios (other than the profit ratio) on annual basis in respect of the Lease is more than 0.1% but less than 2.5%, the transaction therefore falls under Rule 14A.34 of the New Listing Rules and therefore is only subject to reporting and announcement requirements under the New Listing Rules and does not require shareholders' approval.

Particulars of the lease transaction will be disclosed in future annual reports and accounts of Hysan in accordance with Rule 14A.46 of the New Listing Rules.

By Order of the Board
Wendy W. Y. Yung
Company Secretary

Hong Kong, 3 September 2004

As at the date of this announcement, the executive Directors of Hysan are Mr. Peter Ting Chang Lee (Chairman), Mr. Michael Tze Hau Lee (Managing Director) and Mrs. Pauline Wah Ling Yu Wong (Director, Property); the non-executive Directors are Mr. Fa-kuang Hu, Mr. Hans Michael Jebsen, Mr. Anthony Hsien Pin Lee, Mr. Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and the Independent non-executive Directors are Sir David Akers-Jones (Deputy Chairman), Mr. Per Jorgensen and Dr. Geoffrey Meou-tsen Yeh.

Please also refer to the published version of this announcement in The Standard.